Exhibit 12

Con-way Inc.
Computation of Ratios of Earnings to Fixed Charges
Year ended December 31,

(Dollars in thousands)
	2013		2012		2011		2010		2009
Earnings:
Income (Loss) before income tax provision	$154,365		$170,954		$148,072		$16,557		$(90,269)
Add:
Interest expense, net of capitalized interest	53,339		54,777		55,589		59,015		64,440
Interest component of rental expense (1)	5,932		5,474		5,504		6,334		7,305
Earnings (Loss) as adjusted	$213,636		$231,205		$209,165		$81,906		$(18,524)

Fixed Charges:
Interest expense, net of capitalized interest	$53,339		$54,777		$55,589		$59,015		$64,440
Capitalized interest	—		—		—		—		146
Dividend requirement on Series B Preferred Stock (2)	—		—		—		—		3,189
Interest component of rental expense (1)	5,932		5,474		5,504		6,334		7,305
Fixed Charges	$59,271		$60,251		$61,093		$65,349		$75,080
Ratio of Earnings (Loss) to Fixed Charges	3.6	x	3.8	x	3.4	x	1.3	x	(0.2)	x

(1)	Estimate of the interest portion of lease payments.
(2)
Dividends on shares of the Series B cumulative convertible preferred stock were used to pay debt service on notes issued by Con-way's Retirement Savings Plan. The notes were repaid at maturity in January 2009.